Exhibit 12
SS&C Technologies, Inc.
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in thousands)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
(in thousands, except ratios)	2010	2009	2008	2007	2006
Income (loss) before income taxes	$44,447	$28,822	$25,947	$6,117	$(2,714)
Distributed income and (gains)/losses of equity investee	—	—	2,137	295	$(393)
Interest expense and amortization of deferred financing costs	30,582	36,891	41,539	45,463	47,427
Portion of rentals deemed to be a reasonable approximation of the interest factor	3,493	2,821	2,711	2,629	2,642

Income available for fixed charges	$78,522	$68,534	$72,334	$54,504	$46,962

Fixed Charges:
Interest expense and amortization of deferred financing costs	$30,582	$36,891	$41,539	$45,463	$47,427
Portion of rentals deemed to be a reasonable approximation of the interest factor	3,493	2,821	2,711	2,629	2,642

Total fixed charges	$34,075	$39,712	$44,250	$48,092	$50,069

Ratio of earnings to fixed charges	2.3	1.7	1.6	1.1	*

*	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges by $3.1 million.